Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

November 26, 2014

VIA EDGAR

Valerie Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           RevenueShares ETF Trust
File Nos. 333-139501 and 811-21993

Dear Ms. Lithotomos:

On behalf of the RevenueShares ETF Trust (the “Trust”), the following are the responses to the Staff’s comments conveyed in our phone call on October 27, 2014 with regard to Post-Effective Amendment Nos. 23/25 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2014, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended.  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus Comments

1.           Comment:  Please confirm that the index provider for the RevenueShares Global Growth Index (the “Underlying Index”) is not affiliated with the RevenueShares Global Growth Fund (the “Fund”), VTL Associates, LLC (“VTL”) or Index Management Solutions, LLC (“IMS”).

Response:  The Trust confirms that the index provider of the Underlying Index, Standard & Poor’s, is not affiliated with the Fund, VTL or IMS.  In response to your comment, the following sentence has been added after the third sentence of the first paragraph under “The Underlying Index” section in the Prospectus:

Standard & Poor’s® is not affiliated with the Fund, VTL or IMS.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ●
● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 26, 2014

2.           Comment:  Please confirm that appropriate disclosure regarding the Fund’s intraday indicative value has been included in the Prospectus.

Response:  The Trust confirms that appropriate disclosure regarding the Fund’s intraday indicative value is included in the Prospectus.  The second paragraph under the “Fund Share Trading Prices” section in the Prospectus provides the following, as revised:

The Exchange intends to disseminate the “approximate value” of Shares of the Fund every 15 seconds. The “approximate value” that is calculated by the Exchange will be based on the value of assets in the portfolio minus a budgeted liability amount and divided by the number of outstanding Shares. This “approximate value” is not related to the price that Shares are trading on the Exchange and is different from the NAV. The “approximate value” should not be viewed as a “real-time” update of the NAV per Share of the Fund because (i) the “approximate value” may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the “approximate value”, (iii) unlike the calculation of NAV, the “approximate value” does not take into account Fund expenses, and (iv) the “approximate value” is based on the published basket of portfolio securities and not on the Fund’s actual holdings.  The “approximate value” calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the “approximate value” and the market price of the Fund’s Shares. The Fund, VTL, IMS and their affiliates are not involved in, or responsible for, the calculation or dissemination of the “approximate value” and the Fund, VTL, IMS and their affiliates do not make any warranty as to its accuracy.

3.           Comment:  Please confirm that appropriate disclosure regarding the valuation of foreign securities has been included in the Prospectus.

Response:  The Trust confirms that appropriate disclosure regarding the valuation of foreign securities is included in the Prospectus.  The “Principal Risks” section in the fund summary includes the following risk disclosure:

Foreign Market Risk Because foreign securities in the Fund’s portfolio trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of those securities may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for Shares.

Further, the fourth paragraph under the “Net Asset Value” section in the Prospectus includes the following disclosure, as revised:

In addition, fair valuation may be necessary where there are no securities trading in a particular country or countries on a Business Day. The Fund’s NAV may not reflect changes in valuations on certain securities that occur at times or on days on which the Fund’s NAV is not calculated and on which the Fund does not effect sales, redemptions and exchanges of its Shares, such as when trading takes place in countries on days that are not a Business Day.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 26, 2014

4.           Comment:  Please confirm that the fee waiver and expense reimbursement agreement for the Fund will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response:  The Trust confirms that the fee waiver and expense reimbursement agreement for the Fund will remain in effect for at least one year from the effective date of the Fund’s registration statement.

5.           Comment:  Please confirm that the Fund’s expense example only reflects VTL’s agreement to waive fees and reimburse expenses for the first year of the periods shown.

Response:  The Trust confirms that the expense example only reflects VTL’s agreement to waive fees and reimburse expenses for the first year of the periods shown.

6.           Comment:  If the Fund expects to invest on a consistent basis in one or more countries, please identify those countries.

Response:  The Fund does not currently expect to invest on a consistent basis in one or more particular countries.  As stated in the Prospectus, the Underlying Index is constructed by identifying the top five developed market and top five emerging market countries represented in the S&P Global Broad Market Index with the highest gross domestic product (“GDP”) growth (as measured by the 1-year trailing GDP growth rates as of the most recent two quarters).  The Underlying Index is reconstituted on a quarterly basis, and the S&P Global Broad Market Index currently includes forty-eight countries.  The countries included in the Underlying Index are expected to change from quarter to quarter.  Therefore, disclosure regarding the Fund investing in a particular country is not included.

7.           Comment:  If the Fund expects to concentrate its investments in a particular industry, please identify that industry.

Response:  The Fund does not expect to concentrate its investments in a specific industry on a consistent basis.  Consistent with industry practice for index-based ETFs, the Fund’s fundamental investment restriction regarding industry concentration sates that the Fund may not:

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund may invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the Fund’s corresponding index concentrates in the securities of a particular industry or group of industries. Accordingly, if the Fund’s corresponding index stops concentrating in the securities of a particular industry or group of industries, the Fund will also discontinue concentrating in such securities.

The industry or industries in which the Fund may be concentrated are expected to change from quarter to quarter as a result of the quarterly reconstitutions of the Underlying Index, as described above.  Therefore, disclosure regarding investments in a particular industry is not included.  However, as the Fund may, from time to time, concentrate its investments in a particular industry, the following risk disclosure is included in the “Principal Risks” section in the fund summary:

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 26, 2014

Concentration Risk The Fund will concentrate in industries to the same extent as its Underlying Index. The Fund may be adversely affected by the performance of the securities in a particular industry or group of industries and may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class than may be the case for a fund that was not concentrated in a particular industry or group of industries.

* * * * * *

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.
Cc:	Vincent T. Lowry Michael D. Mabry, Esq.

..